SIMPSON THACHER & BARTLETT LLP

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212-455-2255	IFERT@STBLAW.COM

April 8, 2013

VIA OVERNIGHT COURIER AND EDGAR

Re:	SeaWorld Entertainment, Inc. – Registration

Statement on Form S-1 (File No.: 333-185697)

Justin Dobbie

Ada D. Sarmento

Amy Geddes

Margery Reich

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of SeaWorld Entertainment, Inc. (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 4, 2013 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 originally filed on December 27, 2012 (the “Registration Statement”) and amended by Amendment No. 1 to the Registration Statement filed with the Staff on February 12, 2013 and Amendment No. 2 to the Registration Statement filed with the Staff on March 25, 2013. The Registrant has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions and updates other information in the Registration Statement.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 3.

Form S-1

Summary Historical Consolidated Financial Data, page 13

1.	Please remove the placeholder for pro forma earnings per share for the year ended December 31, 2011. Pro forma information should be provided only for the latest year and interim period, as applicable. Please ensure consistent presentation throughout your filing.

In response to the Staff’s comment, the Registrant has removed the placeholder for pro forma earnings per share for the year ended December 31, 2011 on pages 14, 42 and F-4.

Our Animals, page 72

2.	We note your response to our prior comment 10, and we reissue in part. Please describe the purpose of the loan.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 73 to describe the purpose of the loan.

In addition, the Registrant respectfully advises that Staff that it expects the low end of the price range for shares of common stock will not be lower than $24 per share and that the high end of the range will not be higher than $27 per share, after giving effect to the 8-for-1 stock split described in the Registration Statement. Once finally determined, a bona fide estimated price range, as required by item 501(c) of Regulation S-K, will be included in the preliminary prospectus provided to prospective investors.

* * * * * * *

Please call me (212-455-2255) or Lauren Yoon of my firm (212-455-2331) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Igor Fert

Igor Fert